SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------
                                 POST-EFFECTIVE

                               Amendment No. 1 to

                                    FORM T-3

        FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST
                             INDENTURE ACT OF 1939

                                   NIBCO INC.
                                   ----------
                               (Name of Applicant)

                 1516 Middlebury Street, Elkhart, Indiana 46516
                 ----------------------------------------------
                             (Address of Applicant)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

            TITLE OF CLASS                                          AMOUNT
            --------------                                          ------
NIBCO INC. Unsecured Subordinated Debentures                   $25,000,000.00*

Approximate date of proposed offering: March 1, 2002
                                       -------------

Name and address of agent for service: Thomas L. Eisele
                                       Secretary and General Counsel
                                       NIBCO INC.
                                       1516 Middlebury Street
                                       Elkhart, Indiana 46516

        *The actual aggregate principal amount of NIBCO INC. Unsecured Subordinated Debentures to be issued pursuant to the indenture may be less and will depend upon the aggregate amount of the shares of Class B Common Stock exchanged by shareholders in the exchange offer described in Item 2.

Item 9 (c)      The  following  exhibit  is filed  with this  amendment  and (in addition to those previously filed and those filed as part of the statement of eligibility and qualification of each trustee) is made a part of this application:

                Exhibit T3E(1)(A):  Supplement to Offering Circular

                                    SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, NIBCO INC., a corporation organized and existing under the laws of the State of Indiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Elkhart and State of Indiana, on the 13th day of March 2002.

                                      NIBCO INC.


                                      By:  /s/ Joseph J. Gross
                                           -------------------------------------
                                           Joseph J. Gross
                                           Vice President Administration


ATTEST:

/s/ Thomas L. Eisele
----------------------
Thomas L. Eisele, Secretary

                                 EXHIBIT INDEX

Additional Exhibits filed with this amendment:

Exhibit                 Description
-------                 -----------

Exhibit T3E(1)(A)       Supplement to Offering Circular

                                                               EXHIBIT T3E(1)(A)

                                NIBCO LETTERHEAD






To:  Shareholders of NIBCO INC.                                   March __, 2002

Proxy Reminder

We previously mailed to you the NIBCO INC. proxy statement, dated February 28, 2002, relating to our special meeting of shareholders scheduled for March 26, 2002, at 8:00 a.m., Chicago time at the offices of Barnes & Thornburg, 10 South LaSalle Street, Suite 2600, Chicago, Illinois 60603. At the special meeting, the shareholders are being asked to consider a charter amendment which has been recommended by the board of directors as described in the proxy statement.

Your vote is important. If you have not done so, please be sure to complete, sign and mail your proxy with your voting instructions.

All shareholders are invited to attend the meeting in person. However, regardless whether you plan to attend the meeting in person, we request that you take a moment to complete your proxy card and return it in the envelope previously provided with your proxy materials.

Supplemental Exchange Offer Information

On or about February 28, 2002, we mailed to you an Exchange Offer document relating to our pending offer to exchange new Subordinated Debentures for outstanding shares of Class B Common Stock. We are providing with this letter some supplemental information on tax issues which you may find helpful as you consider participating in the exchange offer.

Please note that participation in the Exchange Offer is limited to approximately 84,600 shares of Class B Common Stock, or an aggregate of $25 million in Subordinated Debentures based on the exchange price of $295.52 per share. In the event that the Exchange Offer is oversubscribed, we will accept shares from any holders of 50 or fewer shares of Class B Common Stock first, then we will accept shares tendered for exchange by other shareholders on a pro rata basis.

If you have any questions about the shareholder meeting, the proxy statement or the exchange offer, please feel free to call Thomas L. Eisele, Vice President, General Counsel and Secretary, at (574) 295-3347.


                      EXCHANGE OFFER TAX MATTERS SUPPLEMENT

We have notified our shareholders that we are offering them the opportunity to acquire subordinated debentures of NIBCO, INC. in exchange for shares of Class B Common Stock, on the terms and conditions of the Offer to Exchange, dated as of March 1, 2002 ("Offering Circular"). All shareholders of record should have received the Offering Circular.

We want to be sure that shareholders have a clear understanding of potential tax consequences of participating in the Exchange Offer. We believe you may find the following supplemental information and illustrations helpful as you consider the exchange offer. Please refer to the Offering Circular, particularly the section "Federal Income Tax Consequences," for a discussion of these issues. The following information is intended to supplement that discussion.

How are interest payments on the debentures taxed?

Regardless of the tax method used in accounting for the exchange of debentures, interest payments are taxed as ordinary income in the year the payments are received. (This is the same manner in which dividends on NIBCO stock are taxed).

If I am eligible for installment sale tax treatment on the exchange of my shares for debentures (and I do not elect out of that treatment) how is my gain taxed?

Under the installment sale treatment, you should not recognize gain at the time of the exchange. The principal amount of debentures is payable in one installment at maturity. That principal payment is the amount you are deemed to realize in redemption of your shares. Your "gross profit," or gain for tax purposes, should be equal to that principal payment less your basis in the shares exchanged. Your gain will be recognized in the year in which you receive the principal payment. If you held your shares surrendered in the exchange as a capital asset (e.g. for personal investment) for at least one year, the gain you recognize will be long term capital gain.

What is my "basis" in my stock?

Your basis is generally the amount you paid for the stock you surrender in the exchange. It is the amount you are deemed to have invested in those shares for income tax purposes.

Show me an example of tax treatment of the exchange on the installment sale method.

Let's assume you decide to exchange 200 shares for debentures. Your shares are held for personal investment and you have held them for at least one year. You originally paid $50 per share exchanged, so your total basis is $10,000. You elect to receive a debenture with a term of 10 years. At the exchange price of $295.52 per share, your debenture principal amount will be $59,104.00 ($295.52 per share times 200 shares). You will receive one principal payment of $59,104.00 in the year 2012. You should recognize long term capital gain in 2012 in the amount of $49,104.00 (the principal payment less your basis).

If I am eligible for installment sale treatment, do I have to use that treatment?

No. If you are eligible for installment sale treatment, you can elect affirmatively not to use that treatment. Your tax treatment, if you elect not to use installment sale treatment, may vary depending on your individual circumstances. Generally, if you elect not to use the installment payment treatment, you will recognize gain in 2002 equal to the principal amount of the debentures you receive, less your basis in the shares you surrender in the exchange. If your shares are a capital asset held for at least one year, the gain you recognize should be long-term capital gain. Because a shareholder opting out of installment treatment will recognize gain in the current year, but will not receive a principal payment until maturity, we expect that most exchanging shareholders eligible for installment treatment will prefer not to opt out of that treatment.

If the company permits me to transfer my debentures before maturity, how will I be taxed, assuming I am eligible for installment treatment and do not opt out of that treatment?

The debentures can't be transferred without the company's consent. But in the event of a transfer, the following should apply.

If you sell your debentures you will recognize gain in the year of sale equal to the value you receive on transfer less the amount of your basis in the shares you surrendered for exchange.

If you give your debentures to a relative or a charity you will recognize gain in the year of the gift based on the value of the debentures given less your basis in the shares you surrendered in the exchange. Certain estate planning transfers (such as a transfer to a revocable living trust) would not be deemed a completed gift and, therefore, would not have this effect.

If your shares are a capital asset held for at least a year, the gain you recognize on transfer should be long-term capital gain.

Will "original issue discount" apply to the debentures?

The Offering Circular describes how original issue discount may apply to the debentures. Original issue discount will only apply if the initial or adjusted interest rate on the debentures is less than the "Applicable Federal Rate".

It is unlikely that original issue discount will apply to fixed rate debentures. The interest rates that will apply to 5, 7 and 10-year fixed rate debentures (see p.13 of the Offering Circular) are presently more than 2.0% higher than the relevant Applicable Federal Rates for March, 2002.

The same is likely to be true initially with respect to variable rate debentures. The AFR that would apply to the variable rate debentures currently (2.67%) is less than the initial interest rate that they would have borne if issued on March 1, 2002 (3.65%). Interest on the variable rate debentures will adjust quarterly, however, so it is possible that the Applicable Federal Rate at a future adjustment date could exceed the adjusted rate on the variable rate debentures, giving rise to original issue discount.

Where do I find the "Applicable Federal Rate"?

The AFR is published monthly by the Internal Revenue Service in the Internal Revenue Bulletin. The Bulletin can be accessed on the IRS website. See www.irs.gov.

How do I calculate original issue discount?

Original Issue Discount will equal the excess, if any, of (i) the principal amount due at maturity over (ii) the "issue price". The issue price is determined by discounting the total future principal and interest payments to be made on the debentures back to the issue date (or the interest reset date in the case of a variable rate debenture), using a discount rate equal to the Applicable Federal Rate, compounded on a constant yield basis.

Tax matters are complex and tax laws are subject to change. If you have questions regarding these matters, we recommend that you consult your tax advisor.

March __, 2002